Traqer Corp.

910 Sylvan Avenue, Suite 150

Englewood Cliffs, NJ 07632

December 4, 2015

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Traqer Corp. Registration Statement on Form S-1 Filed October 21, 2015 File No. 333-207552

We are in receipt of your comment letter dated November 16, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that your assets consist solely of cash, and your operations to date appear to have been primarily organizational. As such, we believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

RESPONSE: We respectfully submit to the Staff that we do not believe that the Company is a shell company. The shell company definition outlined in SEC Release 33-8587 (July 15, 2005) is an entity (in Securities Act Rule 405 the entity is called a registrant, i.e., an entity that has issued securities for which a registration statement pursuant to the Securities Act has been filed) that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

Bess Audrey Lipschutz

Traqer Corp.

December 4, 2015,

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The SEC declined to define the word “nominal” in Release 33-8587. In addition, the word “operations” is not defined in the Securities Act or its Rules. The SEC’s Division of Trading and Markets, however, in the context of citing the shell company definition in its January 31, 2014 (as revised February 4, 2014) No-Action Letter, stated that a ‘going concern’ need not be profitable, and could even be emerging from bankruptcy, so long as it has actually been conducting business, including soliciting or effecting business transactions or engaging in research and development activities.”

Analysis of the Company’s Operations

The Company was formed on April 4, 2014 and since inception has always had ongoing operations as they have devoted significant time to pursue their business plan and further their operations. From May 2014 to September 2014, the Company’s founders devoted significant time on the business plan for the Company, as well as worked on the software design, art design, database design and software component design for the SaaS platform. From September through December 2014, the Company engaged in the survey of approximately one hundred charitable organizations discussing their needs and showing them the design of the SaaS platform. In November 2014, our founders attended a conference of approximately 1,400 charitable organizations in Brooklyn NY to network their product, resulting in additional follow-up conversations with many of the charitable entities in attendance. From January through March 2015, the Company spent much time raising capital and establishing a professional relationship with a law firm and a PAOCB auditor to take the company public. From April 2015 through today, the Company’s founders held meetings with five (5) Friendship Circle chapters and offered them use of the platform as “beta” sites which also enabled them to adjust the platform design to accommodate their needs. They also met with the SSTC of Livingston to evaluate the potential use of the platform. The founders also held meetings with a representative of a Taiwanese Government Agency (ITRI) to discuss how to design the platform to support multiple languages including double-byte support, and then traveled to Taiwan to meet ITRI staff to discuss how the Company’s product could be tailored to service a hospital chain that has a variety of volunteering activities. The founders have a follow-up meeting scheduled meeting with the IRTI project manager of the team scheduled for December 2015.

Based upon the above, we do not believe that the Company is a shell company as defined in the Securities Act Rule 405 of Schedule C.

Bess Audrey Lipschutz

Traqer Corp.

December 4, 2015,

Cover Page

2.	If you are a shell company, please identify the selling stockholders as underwriters, rather than state that they may be deemed underwriters, and state that they must sell the securities offered pursuant to the registration statement at a fixed price for the duration of the offering. This comment also applies to the Plan of Distribution section.

RESPONSE: We respectfully submit to the Staff that since we believe that we are not a shell company, we have not revised our disclosure to include the language indicated above.

3.	Please disclose on your prospectus cover page that you have received a going concern opinion from your auditor.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to indicate that we have received a going concern opinion from our auditor.

Prospectus Summary, page 5

4.	Please disclose whether your software is operational and ready to go to market. If your software is still in development, please state so. This comment also applies to the Description of Business section.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure under the “Prospectus Summary” section and the “Description of Business Section” to indicate that the software is currently under development and is not ready for market.

5.	Please disclose that you have not generated any revenue, your accumulated loss and, if true, that you have no customers. Also state the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to state that we have not generated any revenue to date and that we currently do not have any customers. We have also revised our disclosure to indicate that absent the raise of further capital, the Company’s officers will provide the funding necessary for the planned operations of the Company for the next twelve (12) months.

6.	We note that you have elected to use the extended transition period to comply with new or revised accounting standards. Please revise to state that this election is irrevocable.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to indicate that our election to use the extended transition period to comply with new or revised accounting standards is irrevocable.

Bess Audrey Lipschutz

Traqer Corp.

December 4, 2015,

Risk Factors, page 7

General

7.	Please revise your risk factors as necessary to avoid any implication that you have existing customers. This comment also applies to the Description of Business section.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure in our “Risk Factor” and “Description of Business” sections, as well as in other sections of our disclosure to avoid any implication that we have existing customers.

“Our ability to continue as a going concern,” page 7

8.	Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to state that absent the raise of further capital, the Company’s officers will provide the funding necessary for the planned operations of the Company for the next twelve (12) months.

“Compliance with regulations governing public company corporate governance…,” page 11

9.	We note the disclosure in the last risk factor on page 11 and the first risk factor on page 12 that you do not plan to register your common stock under the Exchange Act. If true, please revise to avoid any implication that you will be subject to the reporting requirements of Section 13(a) of the Exchange Act.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to both “Risk Factors” referenced above that we will not be subject to the reporting requirements of Section 13(s) of the Exchange Act.

“Indemnification and Limitation of Liability,” page 11

10.	Please revise the caption of this risk factor to identify a specific risk to investors.

RESPONSE: We respectfully submit to the Staff that we have revised the caption in this risk factor to identify the specific risk to investors.

Risks Related to our Common Stock

“Because our common stock is not registered…,” page 12

11.	This risk factor appears to duplicate information disclosed in the immediately preceding risk factor, which appears on page 11. Please revise to eliminate the duplication or advise.

Bess Audrey Lipschutz

Traqer Corp.

December 4, 2015,

RESPONSE: We respectfully submit to the Staff that we have removed the above referenced risk factor from our disclosure.

Determination of Offering Price, page 14

12.	Since the selling stockholders must sell at a fixed price for the duration of the offering, please revise the disclosure in this section to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to describe the various factors considered in determining the offering price.

Description of Business

Strategic Alliances, page 18

13.	In your response letter, please tell us the extent of Friendship Circle’s involvement in the Design and development of your software.

RESPONSE: We respectfully submit to the Staff that the founders of the Company had a pre-existing relationship with the owners of a Friendship Circle Chapter in New Jersey (“Friendship Circle”).  As a future potential customer, Friendship Circle agreed to conduct meetings with the Company to provide feedback on what an organization that is running programs and activities for thousands of volunteers needs in order to manage both the activities and the volunteers.  The feedback given by Friendship Circle was from a user perspective. All software design elements were developed internally by the Company.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 21

14.	We note your disclosure that you presently have sufficient resources for at least the next six to eight months but, as of August 31, 2015, you only had $2,757 in current assets. Please advise how you expect to conduct planned operations for the next six to eight months with only $2,757. In this regard, we note that you expect the online campaigns, website and advertising on social media to cost approximately $6,000 and online marketing to cost approximately $4,000.

RESPONSE: We respectfully submit to the Staff that the current officers and directors of the Company are committed to provide additional funds as needed for the Company to continue its operation for the next twelve (12) months, which will include the costs associated with the above referenced expenditures.

Directors, Executive Officers and Corporate Governance, page 24

15.	Please revise this section to disclose the number of hours per week that each manager intends to devote to your operations. Consider including risk factor disclosure that addresses possible conflicts of interest faced by management as a result of their outside activities.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to state that the current officers and directors of the Company are committed to each providing 15-20 hours per week dedicated to the business. We have also included a “Risk Factor” to our disclosure regarding the potential conflicts of interest faced by management as a result of their outside activities.

Bess Audrey Lipschutz

Traqer Corp.

December 4, 2015,

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

16.	Please disclose in this section the loans to the company made by Ms. Lipschutz, disclosed in Note 4 to the company’s financial statements. File the outstanding notes as exhibits. Also, file as an exhibit the agreement related to the company’s purchase of the volunteer management software developed by Ms. Lipschutz and Ms. Frommer. Refer to Item 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: We respectfully submit to the Staff that the two loans disclosed in Note 4 were memorialized in one “Loan Agreement”, whereby the lender was Perry Systems, Inc., a corporation owned by Ms. Lipschutz, a related party. We have updated Note 4 of the financial statements accordingly. In addition, the Loan Agreement is being filed as Exhibit 10.1 to our disclosure. As for the agreement between the Company and Ms. Lipschutz and Ms. Frommer regarding the Company’s purchase of the volunteer software, please be advised that no contract exists as Ms. Lipschutz and Ms. Frommer are developing the volunteer software as employees of the Company.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Traqer Corp.

By:	/s/ Bess Audrey Lipschutz
Name: Bess Audrey Lipschutz
Title: Chief Executive Officer and Director